Hewlett-Packard Company
3000 Hanover Street
Mail Stop 1050
Palo Alto, CA 94304-1112
www.hp.com

September 15, 2010

BY EDGAR

Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Paul T. Porrini	Dear Ms. Kim:
Vice President,
Deputy General Counsel and Assistant Secretary Tel +1 650 857 4852 Fax +1 650 857 4837 paul.porrini@hp.com	Re:

3PAR Inc.

Amendment No. 3 to Schedule TO-T filed on September 7, 2010

Filed by Rio Acquisition Corporation and Hewlett-Packard Company

Amendment No. 2 to Schedule TO-T filed on September 2, 2010

Amendment No. 1 to Schedule TO-T filed on August 27, 2010

Schedule TO-T filed on August 27, 2010

File No. 5-83579

I write on behalf of Hewlett-Packard Company (“HP”) and Rio Acquisition Corporation, a wholly-owned subsidiary of HP (“Rio”), in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 7, 2010 (the “Comment Letter”) setting out comments with respect to the Schedule TO-T, filed with the Commission on August 27, 2010, and amended on August 27, 2010, September 2, 2010 and September 7, 2010 (as so amended, the “Schedule TO”), relating to HP’s proposed acquisition of 3PAR Inc. (“3PAR”). In connection with this response to the Comment Letter, HP and Rio are filing with the Commission Amendment No. 4 to the Schedule TO.

Set forth below is the response of HP and Rio to each comment contained in the Comment Letter.  For ease of reference, we have repeated the Staff’s comments in italicized text prior to the responses.  Capitalized terms used but not defined herein are used as defined in the Second Amended and Restated Offer to Purchase, attached as Exhibit (a)(1)(Q) to the Schedule TO-T/A filed with the Commission on September 7, 2010.

Offer to Purchase

General

Ms. Peggy Kim September 15, 2010 Page 2

1.           We note that Hewlett-Packard is listed as an offeror on the cover page of the Schedule TO; however, on pages i and 1, the disclosure states that the offer is being made only by Rio Acquisition Corporation.  Please revise throughout the document to clarify that Hewlett-Packard is a co-bidder in the Offer.  Please see section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000).

Response: Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) is noted, and we acknowledge that HP is a bidder under Rule 14d-1(g)(2) of Regulation 14D.  HP has been and will continue to be the filing party and a signatory to the Schedule TO and all related amendments thereto. As noted in the Comment Letter, HP is identified as an offeror on the cover page of the Schedule TO. Further, the information required to be provided with respect to each bidder under Instruction C to Schedule TO has been provided in the Offer to Purchase with regard to HP. We respectfully submit these disclosures make it clear that HP is a co-bidder without additional language.

What are the most significant conditions to the Offer, page iv

2.           We note the bidders’ right to waive conditions.  If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver.  In this regard, it appears that the waiver of the Minimum Condition or the HSR condition would constitute a material change requiring that at least five business days remain in the offer after such waiver.  Please provide us with the bidders’ views on this issue.  See Rule 14d-4(d).

Response: We acknowledge the requirement that bidders must expressly announce any decision to waive a material condition in a manner reasonably calculated to inform security holders of the waiver.  We further acknowledge that if any condition to the Offer is waived, applicable rules promulgated under the Securities and Exchange Act of 1934, as amended, may require that the Offer be extended to the extent that the waiver constitutes a material change to the Offer and the Offer would not otherwise remain open for a period sufficient for security holders to become reasonably informed of such change.  While we do not agree or disagree with the Staff’s view that a waiver of the Minimum Condition or the HSR Condition would constitute a material change to the Offer, we will confirm that, in this transaction, in the event that Purchaser waives the Minimum Condition or the HSR Condition, at least five business days will remain in the Offer and the Schedule TO will be amended to disclose the waiver and any related change in the Expiration Date of the Offer.  We do not anticipate that Purchaser would waive either of these conditions and further note that

Ms. Peggy Kim September 15, 2010 Page 3

the waiver of either the Minimum Condition or the HSR Condition would require the approval of 3PAR under the terms of the HP Merger Agreement.

Acceptance for Payment and Payment for Shares, page 5

3.           We note that on page 6 the disclosure states that the bidders reserve the right to transfer or assign the right to acquire securities in this offer.  Please confirm your understanding that any entity to which the bidders assign the right to purchase shares in this offer must be included as a bidder in this offer.  Adding additional bidders may require the dissemination of additional offer materials and an extension of the term of the offer.

Response: We confirm our understanding that any entity to which the bidders assign the right to purchase shares in the Offer must be included as a bidder in the Offer. Further, we acknowledge that any material change in the Offer may require the dissemination of additional offer materials and an extension of the term of the Offer.

Determination of Validity, page 8

4.           Please explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding.  Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.

Response: In response to the Staff’s comment, we have deleted the statement on page 8 of the Second Amended & Restated Offer to Purchase that Purchaser’s interpretation of the terms and conditions of the Offer will be final and binding.  We also have made corresponding changes on pages 8 and 9 of the Second Amended & Restated Offer to Purchase with respect to Purchaser’s determinations with respect to any questions regarding the validity, form, eligibility and acceptance of any tender of Shares.

Tender and Voting Agreement, page 36

5.           We note that certain executive officers have entered into the Tender and Voting Agreement and that these executive officers will also be entitled to receive additional compensatory consideration after the tender offer and merger.  Please advise us as to how you are complying with the “best price” provision in Rule 14d-10(a)(2) and whether you are relying on the safe harbor in Rule 14d-10(d)(2).

Ms. Peggy Kim September 15, 2010 Page 4

Response: In accordance with Rule 14d-10(a)(2), Purchaser is offering the same consideration for each Share that is tendered in the Offer, including any Shares that have been or may be tendered into the Offer by executive officers of 3PAR.

Rule 14d-10(d)(1) states that Rule 14d-10(a)(2) “shall not prohibit the negotiation, execution or amendment of an employment compensation, severance or other employee benefit arrangement, or payments made or to be made or benefits granted according to such an arrangement, with respect to any security holder of the subject company”, where the amount payable under the arrangement:

•     is being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the security holder (and matters incidental thereto); and

•     is not calculated based on the number of securities tendered or to be tendered in the tender offer by the security holder.

We further confirm that we are relying on the safe harbor in Rule 14d-10(d)(2). Rule 14d-10(d)(2) provides a non-exclusive safe harbor pursuant to which the requirements of Rule 14d-10(d)(1) may be satisfied “if the arrangement is approved as an employment compensation, severance or any other employee benefit arrangement solely by independent directors” according to certain procedures. Rule 14d-10(d)(2)(i) describes one such procedure where “if the bidder is a party to the arrangement, the compensation committee […] of the bidder approves the arrangement”.

The new compensation arrangements (the “Arrangements”) with the executive officers of 3PAR (the “Executives”) have been adopted for the purpose of ensuring the retention of such Executives following the consummation of the Offer and the Merger.  HP believes the continued dedication of these Executives, and certain other employees of 3PAR, is critical to the success of HP’s acquisition of 3PAR.  HP confirms that the amounts payable under the Arrangements will be paid or granted as compensation “for future services to be performed (and matters incidental to those services)”.

We further note that the Arrangements and the Tender and Voting Agreement serve separate and distinct purposes and were independently negotiated.  The 3PAR executive officers that are a party to the Tender and Voting Agreement executed the same Tender and Voting Agreement as was executed by certain other 3PAR stockholders (including directors of 3PAR who are not participant to any future employment arrangement).  None of the Arrangements with any of the Executives was conditioned upon such Executive entering into the Tender and Voting Agreement and, although the effectiveness of the Arrangements between HP and the Executives is necessarily conditioned upon the consummation of the Offer, no Executive is required under the terms of any of the Arrangements to tender securities in the Offer as a

Ms. Peggy Kim September 15, 2010 Page 5

condition to receiving any payments or benefits under the Arrangements.  The amount payable under the Arrangements also will not be calculated based on the number of securities tendered or to be tendered in the Offer by any security holder. As a result, we believe that the Arrangements comply with the requirements of Rule 14d-10(a)(2).

We further note that the Arrangements have been approved by the Compensation Committee of HP’s Board of Directors, in accordance with Rule 14d-10(d)(2).  The Compensation Committee was aware of the Offer at the time it approved the Arrangements for the Executives and, in approving the Arrangements, determined that the Arrangements met the requirements of Rule 14d-10(d)(1).

Conditions of the Offer, page 40

6.           We note that any condition may be waived “at any time and from time to time.” All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer.  Please revise this language to clarify the disclosure.

Response: Note that the language at issue appears on page 42 of the Second Amended & Restated Offer to Purchase. We have revised the disclosure on page 42 of the Second Amended & Restated Offer to Purchase in response to the Staff’s comment.

7.           Please refer to disclosure relating to the bidders’ failure to exercise any of the rights described in this section.  This language implies that once a condition is triggered, you must decide whether or not to assert it.  Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition.  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and redisseminate new disclosure to security holders.  You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so.  Please confirm your understanding supplementally, or revise your disclosure.

Response: We hereby confirm our understanding that consummating the Offer at a time when a condition is triggered would constitute a waiver of that triggered condition. We further acknowledge that if any condition to the Offer is waived, applicable rules promulgated under the Securities and Exchange Act of 1934, as amended, may require that the Offer be extended to the extent that the waiver constitutes a material change to the

Ms. Peggy Kim September 15, 2010 Page 6

Offer and the Offer would not otherwise remain open for a period sufficient for security holders to become reasonably informed of such change.

HP acknowledges and confirms for itself, and on behalf of Rio, that:

•     it is responsible for the adequacy and accuracy of the disclosure in the filing;

•    Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact David Ritenour at (650) 857-3059 or me at (650) 857-4852.

Very truly yours,

/s/ Paul T. Porrini
Paul T. Porrini

cc: David Ritenour Hewlett-Packard Company Christopher E. Austin Benet J. O’Reilly Cleary Gottlieb Steen & Hamilton LLP